Exhibit 99.1

PETROBRAS GLOBAL FINANCE B.V. - PGF

Offer to Exchange Securities
which have been
Registered under the Securities Act of 1933, as amended,
and which are
Guaranteed by
Petróleo Brasileiro S.A. — Petrobras

for any and all of its Corresponding Outstanding Securities

CUSIP of Old Notes	ISIN of Old Notes	Old Notes	CUSIP of New Notes	ISIN of New Notes	New Notes
71647N BF5 (Rule 144A) US716647NBF50 (Reg. S)	N6945A AL1 (Rule 144A) USN6945AAL19 (Reg S)	U.S.$4,115,281,000 5.093% Notes due 2030	71647N BE8	US71647NBE85	Up to U.S.$4,115,281,000 5.093% Notes due 2030

Pursuant to the Prospectus dated            , 2020

To:	Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Upon and subject to the terms and conditions set forth in the prospectus, dated , 2020 (the “Prospectus”), Petrobras Global Finance B.V. (the “Issuer”), a wholly-owned subsidiary of Petróleo Brasileiro S.A. — Petrobras (“Petrobras”), incorporated under the laws of The Netherlands as a private company with limited liability, and Petrobras, a sociedade de economia mista organized under the laws of Brazil, are making an offer to exchange (the “Exchange Offer”) registered 5.093% Global Notes due 2030 (the “New Securities”) for any and all outstanding 5.093% Global Notes due 2030 (the “Old Securities”) of the Issuer. The Exchange Offer is being made in order to satisfy certain of the Issuer’s obligations under the Registration Rights Agreement referred to in the Prospectus.

We are requesting that you contact your clients for whom you hold any Old Securities regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Securities registered in your name or in the name of your nominee, or who hold any Old Securities registered in their own names, we are enclosing the following documents:

1.       Prospectus dated                , 2020.

2.       A form letter that may be sent to your clients for whose account you hold any Old Securities registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.

Your prompt action is requested. The Exchange Offer will expire at 5:00 p.m., New York City time, on , 2020 (the “Expiration Date”), unless extended by the Issuer. Any Old Securities tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date, unless previously accepted by the Issuer.

Tenders of any Old Securities for exchange pursuant to the Exchange Offer may be made only by book-entry transfer of the Old Securities to the account established by the Exchange Agent referred to below at the Book-Entry Transfer Facility maintained by The Depository Trust Company (“DTC”), together with a computer generated message, transmitted by means of DTC’s Automated Tender Offer Program system and received by the Exchange Agent, in which the tendering holder agrees to be bound by the terms and conditions of the Exchange Offer as set forth in the Prospectus.

Additional copies of the enclosed materials may be obtained from The Bank of New York Mellon, as Exchange Agent, 111 Sanders Creek Parkway, East Syracuse, New York 13057, Telephone: 315-414-3034.

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